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                                             (MAYER, BROWN, ROWE & Maw LLP LOGO)

June 30, 2006                                       Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637

                                                         Main Tel (312) 782-0600
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By EDGAR & UPS

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Shuman, Branch Chief - Legal
100 F Street, N.E.
Washington, D.C. 20549

Re:   CommVault Systems, Inc. Amendment No. 1 to
      Registration Statement on Form S-1 filed
      May 3, 2006 (File No.333-132550)

Dear Mr. Shuman:

      This letter responds to the Staff's comment letter, dated May 26, 2006, addressed to N. Robert Hammer, Chairman of the Board, President and Chief Executive Officer of CommVault Systems, Inc. ("CommVault"), related to the above-referenced filing. CommVault's responses to the Staff's comments are set forth herein. To facilitate the Staff's review, CommVault's responses are set forth below the headings and numbered comments used in the Staff's comment letter, which are reproduced in bold face text. The supplemental materials referenced herein will accompany the hard copy of this letter, which has been forwarded to you via overnight courier. CommVault is contemporaneously filing an amended Form S-1.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1

INSIDE FRONT COVER PAGE

1. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED APRIL 13, 2006; HOWEVER, YOUR ARTWORK CONTINUES TO CONTAIN EXTENSIVE NARRATIVE TEXT THAT IS DIFFICULT TO FOLLOW. AS NOTED IN OUR PRIOR COMMENT, PLEASE LIMIT YOUR GRAPHIC ARTWORK TO A PICTORIAL OR GRAPHIC REPRESENTATION OF YOUR PRODUCTS OR BUSINESS AND USE TEXT ONLY TO THE EXTENT NECESSARY TO EXPLAIN BRIEFLY THE VISUALS IN THE PRESENTATION. WE NOTE YOUR RESPONSE THAT THE CURRENT TEXT IS NECESSARY TO EXPLAIN THE VISUALS PRESENTED IN THE GRAPHIC. THE TEXT, HOWEVER, CURRENTLY APPEARS TOO EXCESSIVE AND OVERWHELMS THE VISUAL PRESENTATION. PLEASE REFER TO SECTION VIII OF OUR MARCH 31, 2001 UPDATE TO OUR CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE FOR ADDITIONAL GUIDANCE AND REVISE ACCORDINGLY.

The artwork has been revised as requested.

      BerlinBrussels Charlotte Chicago Cologne Frankfurt Houston London Los
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Mayer, Brown, Rowe & Maw LLP

Securities and Exchange Commission
June 30, 2006
Page 2


PROSPECTUS SUMMARY, PAGE 1

2. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT 6 OF OUR LETTER DATED APRIL 13, 2006. PLEASE ELABORATE OR QUANTIFY ON YOUR USE OF THE TERM "SIGNIFICANT DEPLOYMENT."

The prospectus has been revised as requested.

3. IN YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED APRIL 13, 2006 YOU INDICATE THAT THE MARKETING STUDIES YOU EXCERPT ARE NOT AVAILABLE TO THE PUBLIC WITHOUT COST OR AT NOMINAL COST. AS SUCH, PLEASE PROVIDE CONSENTS OF THE AUTHORS OF THE REFERENCED REPORTS THAT CONFORM TO RULE 436 UNDER THE SECURITIES ACT AND ITEM 601(b)(23) OF REGULATION S-K. ALTERNATIVELY, ELIMINATE THE REFERENCE TO THE AUTHORITIES YOU CITE AND INDICATE THAT THE MARKET DATA YOU SUMMARIZE IN THE PROSPECTUS REPRESENT THE VIEWS OF COMMVAULT.

The prospectus has been revised as requested.

4. WE NOTE YOUR RESPONSE TO COMMENT 22 OF OUR LETTER DATED APRIL 13, 2006 AND YOUR DISCLOSURE IN LIQUIDITY AND CAPITAL RESOURCES ON PAGE 47 SUMMARIZING YOUR PRIVATE PLACEMENTS. PLEASE BRIEFLY SUMMARIZE THESE PRIVATE PLACEMENTS IN YOUR PROSPECTUS SUMMARY AND RELATE THEM TO THE TRANSACTIONS PLANNED IN CONNECTION WITH THE OFFERING. PLEASE ALSO BRIEFLY DISCUSS THE INTERESTS OF CREDIT SUISSE IN THE TRANSACTIONS.

The prospectus has been revised as requested.

5. IT APPEARS THAT THE LETTER AGREEMENT DATED FEBRUARY 8, 2002 YOU MENTION IN YOUR RESPONSE TO COMMENT 11 OF OUR LETTER DATED APRIL 13, 2006 SHOULD BE FILED AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT PURSUANT TO ITEM 601(b)(10)(i) OF REGULATION S-K.

The letter agreement has been filed as an exhibit to the Registration Statement.

6. WITH RESPECT TO YOUR RESPONSE TO COMMENT 12 OF OUR LETTER DATED APRIL 13, 2006, PLEASE ADVISE US WHETHER EACH INVESTOR IS AN ACCREDITED INVESTOR. PLEASE ALSO PROVIDE FOR OUR REVIEW ANY AGREEMENTS RELATED TO YOUR CONCURRENT PRIVATE PLACEMENT. WE FURTHER NOTE YOUR RESPONSE TO COMMENT 44 OF OUR LETTER DATED APRIL 13, 2006 AS TO THE PRIVATE PLACEMENT AGREEMENTS. IT APPEARS THAT THE FILING OF SUCH AGREEMENTS MAY BE NECESSARY PURSUANT TO ITEMS 601(b)(10)(i) AND (II)(A) OF REGULATION S-K. PLEASE FILE OR OTHERWISE ADVISE.

The requested documentation is located behind Tab A in the binder of supplemental material accompanying this filing. The agreements are immaterial in amount and significance and do not fall within the requirements set forth under Items 601(b)(10)(i) or (ii)(A) of Regulation S-K.
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7.    WE NOTE YOUR RESPONSE TO COMMENT 17 OF OUR LETTER DATED APRIL 13, 2006.
      PLEASE BRIEFLY DISCUSS IN YOUR PROSPECTUS SUMMARY THE FACT THAT A SUBSTANTIAL PORTION OF YOUR REVENUE HAS BEEN DERIVED FROM ONE PRODUCT IN YOUR SUITE OF PRODUCTS. PLEASE ALSO ELABORATE IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AS TO WHETHER YOU PLAN TO CONTINUE TO SUBSTANTIALLY DERIVE YOUR REVENUE FROM THIS PRODUCT.

The prospectus has been revised to include the requested disclosure.

RISK FACTORS

WE ANTICIPATE THAT AN INCREASING PORTION OF OUR REVENUES WILL DEPEND..., PAGE
12

8.    WE NOTE YOUR RESPONSE TO COMMENT 15 OF OUR LETTER DATED APRIL 13,
      2006. DELL IS A SIGNIFICANT SELLER OF COMPUTER HARDWARE. NOTWITHSTANDING YOUR RESPONSE THAT DELL HAS NO MINIMUM SALES REQUIREMENTS OR MARKETING OBLIGATIONS, YOUR ARRANGEMENT WITH DELL THROUGH YOUR AGREEMENTS AFFORDS YOU THE ABILITY TO HAVE YOUR SOFTWARE OFFERED TO DELL'S LARGE CUSTOMER BASE. YOUR AGREEMENTS WITH DELL CONSTITUTE 18 PERCENT OF YOUR REVENUE FOR THE NINE MONTHS ENDED DECEMBER 31, 2005. ACCORDINGLY, IT APPEARS THAT YOU ARE DEPENDENT ON YOUR ARRANGEMENT WITH DELL THROUGH YOUR AGREEMENTS FOR A SIGNIFICANT PORTION OF YOUR REVENUE AND, AS A RESULT, SUCH AGREEMENTS ARE MATERIAL PURSUANT TO ITEM 601(b)(10)(II)(B) OF REGULATION S-K. PLEASE FILE SUCH AGREEMENTS OR FURTHER ADVISE US OTHERWISE.

The agreements have been filed as exhibits to the Registration Statement.

CREDIT SUISSE SECURITIES (USA) LLC, AN UNDERWRITER IN THIS OFFERING, HAS AN INTEREST..., PAGE 23

9. PLEASE ELABORATE ON THE SPECIFIC RISKS TO THE OFFERING POSED BY THE CONFLICT OF INTEREST OF CREDIT SUISSE SUCH AS ANY RISKS RELATING TO THE PRICING OR EXECUTION OF THE OFFERING.

The prospectus has been revised as requested.

APPROXIMATELY    % OF OUR OUTSTANDING COMMON STOCK HAS BEEN DEPOSITED...,
PAGE 23

10. PLEASE ELABORATE FURTHER HERE OR ELSEWHERE, AS APPROPRIATE, ON THE CRITERIA, IF ANY, USED BY THE TRUSTEE IN DETERMINING WHETHER OR NOT TO VOTE ON A MATTER.

The prospectus has been revised as requested.
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Securities and Exchange Commission
June 30, 2006
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CRITICAL ACCOUNTING POLICIES

STOCK-BASED COMPENSATION, PAGE 39

11. IN YOUR RESPONSE, YOU INDICATE THAT YOU CONSIDERED THE DISCLOSURE GUIDANCE SET FORTH IN THE AICPA'S AUDIT AND ACCOUNTING PRACTICE AIDS (THE PRACTICE
      AID). IT IS NOT CLEAR FROM EXISTING DISCLOSURE THAT YOU HAVE ADDRESSED HOW YOUR STOCK-BASED COMPENSATION VALUATION REFLECTS THE BEST PRACTICE FOR PRIVATELY HELD EQUITY VALUATION. PLEASE ADDRESS FOLLOWING:

      - IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF STOCK-BASED COMPENSATION, DISCLOSE THE INTRINSIC VALUE OF OUTSTANDING VESTED AND UNVESTED OPTIONS BASED ON THE ESTIMATED OFFERING PRICE AND THE OPTIONS OUTSTANDING AS OF THE MOST RECENT BALANCE SHEET DATE PRESENTED IN THE REGISTRATION STATEMENT.

Management's discussion and analysis of stock-based compensation includes the requested disclosure. The remaining blanks will be completed prior to circulation of a preliminary prospectus.

      - IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AND NOTE 9, EXPAND YOUR DISCLOSURE TO ADDRESS HOW EACH OF THE FACTORS YOU DISCLOSE CONTRIBUTED TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED OFFERING PRICE. YOUR DISCUSSION SHOULD CLARIFY THE REASONS FOR ANY DIFFERENCE BETWEEN THE FAIR VALUE AT EACH OPTION GRANT DATE AND THE ESTIMATED OPTION PRICE RANGE.

In lieu of solely relying upon its internal valuation model, CommVault solicited the assistance of an unrelated third-party valuation specialist to prepare a retrospective determination of fair value of its common stock underlying the stock option grants since January 1, 2005. The retrospective determination of fair value of CommVault's common stock utilized the probability weighted expected returns ("PWER") method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("Practice Aid"). The valuations performed by the unrelated valuation specialist are located behind Tab B in the binder of supplemental materials accompanying this filing. In addition, the prospectus has been revised to include the significant factors that contributed to the increase in the fair value of CommVault's common stock at each grant date during fiscal 2006 leading up to a potential initial public offering.

Under the PWER method, the value of common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In CommVault's situation, the future outcomes included two scenarios: (i) CommVault becomes a public company ("public company scenario") and; (ii) CommVault remains a private company ("remains private scenario").
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Securities and Exchange Commission
June 30, 2006
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The "public company" scenario was based on the estimated mid-point of the initial public offering price range and utilized a discount rate ranging from 20% to 25% based on the inherent risk of an investment in CommVault. Under the "public company" scenario, the closer CommVault gets to an initial public offering, the higher the probability assessment weighting is for that scenario. CommVault used a 10% probability assumption for its January 2005 grants and this percentage increased to 90% for CommVault's March 2006 grant as significant milestones were achieved and as discussions with CommVault's investment bankers increased as CommVault prepared for the initial public offering process.

Under the "remains private" scenario, the retrospective estimates of enterprise value at each of the grant dates since January 2005 were based upon a combination of the income approach and the market approach. CommVault applied weights of 80% to the income approach and 20% to the market approach because CommVault believes that the income approach is a better approximation of value. Under the income approach, CommVault's enterprise value was based on the present value of its forecasted operating results. In addition, the income approach used discount rates ranging from 20% to 25% (as discussed above) as well as an EBITDA terminal multiple based upon the EBITDA multiples of a comparable group of publicly-traded companies engaged in lines of business similar to CommVault. Under the market approach, CommVault's estimated enterprise value was calculated based upon the revenue multiples of the same group of comparable companies discussed in the income approach. The fair value of CommVault's common stock under the "remains private" scenario was determined by reducing the total estimated "remains private" enterprise value by the liquidation preferences of CommVault's Series A through E cumulative redeemable preferred stock and the conversion preferences of the Series AA, BB and CC convertible preferred stock as well as a discount for lack of marketability assuming CommVault remains a private company.

The prospectus has been revised to reflect the results of the retrospective determination of fair value of CommVault's common stock. In summary, CommVault recorded approximately $9.2 million in deferred stock-based compensation expense and recognized compensation expense of approximately $1.1 million during fiscal 2006 related to stock options that were granted with an exercise price that was below the fair value of CommVault's common stock on the date of grant.

SUPPLEMENTAL MATERIAL BINDER, TAB E

12. WE NOTE THE SUPPLEMENTAL INFORMATION PROVIDED IN TAB E, WHICH INCLUDES AN INTEROFFICE MEMORANDUM THAT DISCUSSES THE VALUATION METHODOLOGY AND ASSUMPTIONS USED TO FAIR VALUE THE COMPANY'S OPTION GRANTS. PLEASE PROVIDE A COPY OF THE ACTUAL VALUATION ANALYSIS THAT INCLUDES YOUR REVENUE OR EARNINGS PROJECTIONS AND THE LIST OF COMPARABLE COMPANIES USED BY THE BOARD OF DIRECTORS TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK FOR EACH GRANT DATE. ALSO, CONFIRM TO US THAT YOUR REVENUE AND OPERATING PROJECTION ASSUMPTIONS ARE CONSISTENT WITH INTERNAL PROJECTIONS THAT WERE
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Securities and Exchange Commission
June 30, 2006
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      USED BY MANAGEMENT, PRESENTED TO THE BOARD OF DIRECTORS, PROVIDED TO YOUR
      BANKERS AND UNDERWRITERS, AND/OR USED BY OTHER PARTIES.

A copy of the actual valuation analysis and a list of the comparable companies used by the board of directors to determine the fair value of CommVault's common stock at each stock option grant date is located behind Tab C in the binder of supplemental materials accompanying this filing.

The revenue and operating projections used in CommVault's valuation analysis were consistent with internal projections that were used by management and presented to CommVault's board of directors. The revenue and operating projections used in CommVault's valuation analysis were generally higher (generated higher per share value) than those provided to bankers, underwriters and other third parties.

In connection with the preparation of the fiscal 2006 annual financial statements, CommVault performed a retrospective determination of fair value of its common stock underlying stock option grants since January 1, 2005 based upon valuations performed by an unrelated valuation specialist. See the response to the second bullet under Comment 11 above.

13. CONFIRM TO US THAT COMPARABLE COMPANIES WERE USED FOR THE MARKET APPROACH AT EACH VALUATION DATE AND TELL US HOW MANAGEMENT DETERMINED THAT THE COMPANIES USED IN YOUR VALUATION WERE IN FACT COMPARABLE.

CommVault used comparable companies for the market approach at each valuation date. Based on its knowledge of the storage and management software industry, CommVault identified the population of direct competitors along with other companies within the industry that offer somewhat similar products. CommVault then analyzed the identified population, selecting a peer group of publicly-traded companies that it believed to be most comparable in terms of business operations, size, stage of development, prospects for growth and risk.

In connection with the preparation of the fiscal 2006 annual financial statements, CommVault performed a retrospective determination of fair value of its common stock underlying stock option grants since January 1, 2005 based upon valuations performed by an unrelated valuation specialist. See the response to the second bullet under Comment 11 above.

14. WE NOTE THAT THE FAIR VALUE OF YOUR COMMON STOCK AS OF JANUARY 2005, MAY 2005, JULY 2005 AND NOVEMBER 2005 AS DISCLOSED ON PAGE F-23 OF YOUR PROSPECTUS DOES NOT AGREE TO THE INFORMATION DISCLOSED ON PAGE 2 IN TAB E TO YOUR SUPPLEMENTAL MATERIAL. PLEASE EXPLAIN.

The fair value of CommVault's common stock disclosed in the materials located behind Tab E to the supplemental materials that accompanied the May 3, 2006 filing was the per share value calculated from CommVault's valuation analysis. CommVault's Board of Directors used this per share value as a basis for determining the fair value of CommVault's common stock at each
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Securities and Exchange Commission
June 30, 2006
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stock option grant date. The difference between the per share value calculated by CommVault's valuation analysis and the fair value of CommVault's common stock determined by the Board of Directors is primarily due to the conservative approach the Board of Directors utilized when establishing fair values in fiscal 2006. As a result, the Board of Directors generally set the exercise price of stock options higher than the per share value calculated from CommVault's valuation analysis. However, the fair value determined by the Board of Directors since January 1, 2005 is now superseded by the retrospective determination of fair value as discussed above in the response to the second bullet under Comment 11.

15. WE NOTE THAT YOU APPLIED A MARKETABILITY DISCOUNT RATE OF 15 PERCENT FOR OPTIONS GRANTED ON JANUARY 2005, MAY 2005, JULY 2005 AND SEPTEMBER 2005. PLEASE EXPLAIN TO US HOW YOU DETERMINED THAT THIS DISCOUNT RATE OF 15 PERCENT DEMONSTRATES AN OBJECTIVE DETERMINATION OF FAIR VALUE.

Determining the fair value of CommVault's common stock required making complex and subjective judgments, particularly since there was no trading market for its common stock at the time of the each stock option valuation. CommVault initially based the fair value of its common stock on multiples of a comparable group of publicly-traded companies in its market sector. CommVault then applied a 15% marketability discount to the multiples used to value its common stock in January 2005, May 2005, July 2005 and September 2005 based on a qualitative analysis utilizing the guidance in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." In retrospect, based on the valuations performed by the unrelated valuation specialist as described in the second bullet under Comment 11, this 15% discount was conservative as compared to the 35% discount rate utilized by the unrelated valuation specialist.

The factors considered in the qualitative analysis to determine the size of the marketability discount were:

      -     Prospects for liquidity

      -     Risks associated with its business

      -     Risks related to CommVault's products

      -     Concentration of ownership

      -     Uncertainty of value

In connection with the preparation of the fiscal 2006 annual financial statements, CommVault performed a retrospective determination of fair value of its common stock underlying stock option grants since January 1, 2005 based upon valuations performed by an unrelated valuation specialist. See the response to the second bullet under Comment 11 above.


16. IN PAGE 8 OF THE SUPPLEMENTAL MATERIAL BINDER, TAB E, YOU INDICATE THAT "[T]HE MOST IMPORTANT FACTOR IN RECONCILING AND EXPLAINING THE DIFFERENCE BETWEEN THE FAIR VALUES
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Securities and Exchange Commission
June 30, 2006
Page 8


      OF [Y]OUR COMMON STOCK AND AN ESTIMATED IPO PRICE OF $7.00 PER SHARE IS [Y]OUR ACHIEVEMENT OF ANTICIPATED EARNINGS IN Q4 FY 06 AND THE INCREASED CONFIDENCE THAT OUTSIDE ANALYSTS AND UNDERWRITERS HAVE IN USING [Y]OUR PROJECTED CY 07 PROJECTIONS FOR IPO VALUATION PURPOSE." YOU FURTHER INDICATE THAT "[W]ITH THE BENEFIT OF HINDSIGHT, THE COMPANY BELIEVES THAT USING THE MID-POINT OF THE ESTIMATED OFFERING RANGE OF $7.00 PER SHARE IS AN OBJECTIVE DEMONSTRATION OF FMV FOR THE JANUARY, MARCH AND APRIL 2006 GRANTS." WE FURTHER NOTE, THAT YOU "USED A MARKETABILITY DISCOUNT RATE OF 20% FOR THE JANUARY 2006 GRANT, 15% FOR THE MARCH 2006 GRANT AND 10% FOR THE APRIL 2006 GRANT GIVEN THE RISKS AND UNCERTAINTIES OF PROCEEDING WITH AN IPO." EXPLAIN TO US THE OBJECTIVE EVIDENCE THAT SUPPORTS EACH DISCOUNT RATE USED IN 2006. PLEASE NOTE THAT USE OF "RULE OF THUMB" DISCOUNTS IS NOT AN APPROPRIATE METHOD OF ESTIMATING THE FAIR VALUE OF YOUR STOCK. SEE FOOTNOTE 4 TO PARAGRAPH 4 OF THE PRACTICE AID.

As previously discussed, CommVault has prepared a retrospective determination of the fair value of its common stock since January 1, 2005. As a result of that analysis, CommVault's common stock valuation methodology utilizing discount rates in fiscal 2006 has been superseded by a retrospective determination of fair value of its common stock based upon valuations performed by an unrelated valuation specialist. See the response to the second bullet under Comment 11 above.

17. PLEASE TELL US WHAT CONSIDERATION YOUR AUDITORS GAVE TO CONSULTATION WITH THEIR NATIONAL OFFICE REGARDING YOUR STOCK VALUATION ACCOUNTING AND DISCLOSURE.

CommVault has been informed that its auditors have consulted with their national office regarding CommVault's stock valuation accounting and disclosure.

MANAGEMENT, PAGE 63

18. PLEASE ENSURE THAT YOUR DISCLOSURE CONFORMS TO THE REQUIREMENTS OF ITEM 401 OF REGULATION S-K. WE NOTE, FOR EXAMPLE, THAT MR. FANZILLI'S DISCLOSURE DOES NOT APPEAR TO FULLY ACCOUNT FOR THE PAST FIVE YEARS WITH RESPECT TO HIS BUSINESS EXPERIENCE.

The prospectus has been revised to provide the requested disclosure.

19. WE NOTE YOUR RESPONSE TO COMMENT 36 OF OUR LETTER DATED APRIL 13, 2006. IT APPEARS THAT DISCLOSURE RELATING TO ITEM 404 OF REGULATION S-K HAS BEEN MADE WITH RESPECT TO MEMBERS OF YOUR COMPENSATION COMMITTEE. ACCORDINGLY, DISCLOSURE PURSUANT TO ITEM 402(j)(III) OF REGULATION S-K APPEARS NECESSARY. PLEASE FURTHER ADVISE US OF ANY RELATIONSHIP THE COMPANY HAS WITH FRANCISCO PARTNERS.
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Securities and Exchange Commission
June 30, 2006
Page 9


The prospectus has been revised to provide the requested disclosure. One of CommVault's directors, Keith Geeslin, is a Partner of Francisco Partners. CommVault does not have any additional relationships with Francisco Partners.

STOCK OPTION GRANTS IN LAST FISCAL YEAR, PAGE 69

20. PLEASE ADVISE US HOW YOU PLAN TO VALUE THE OPTIONS DISCLOSED PURSUANT TO ITEM 402(c) OF REGULATION S-K. WE NOTE YOUR REFERENCE IN YOUR RESPONSE TO COMMENT 37 OF OUR LETTER DATED APRIL 13, 2006 TO THE MATERIALS REGARDING YOUR VALUATION PROCESS. WE SUGGEST THAT YOU USE THE MIDPOINT OF YOUR OFFERING PRICE FOR PURPOSES OF ITEM 402(c) AS THE USE OF THAT NUMBER WILL INFORM INVESTORS OF THE IMPACT OF THE OFFERING ON THE HOLDERS OF THE OPTIONS. PLEASE SEE INSTRUCTION 7 TO ITEM 402(C), RELEASE NO. 34-32723 AND INTERPRETATION J.17 OF OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS. OTHERWISE, YOU SHOULD DISCUSS IN A FOOTNOTE THE VALUATION METHOD AND ASSUMPTIONS USED AND IN DETERMINING THE FAIR MARKET VALUE OF THE OPTIONS IN ACCORDANCE WITH INSTRUCTION 9 TO ITEM 402(c).

The prospectus will be revised to include the requested information prior to circulation of a preliminary prospectus. The options disclosed pursuant to Item 402(c) of Regulation S-K will be valued using the mid-point of the offering price range.

THE CONCURRENT PRIVATE PLACEMENT, PAGE 73

21. PLEASE ADVISE US WHERE SUCH PREEMPTIVE RIGHTS ARE SET FORTH. FURTHER, IT APPEARS THAT THE AGREEMENT SETTING FORTH SUCH RIGHTS SHOULD BE FILED WITH YOUR REGISTRATION STATEMENT PURSUANT TO ITEMS 601(b)(10)(i) AND (II)(A) OF REGULATION S-K.

The referenced preemptive rights are set forth in agreements filed as exhibits to the Registration Statement.

22. WE NOTE YOUR RESPONSE TO COMMENT 39 OF OUR LETTER DATED APRIL, 13, 2006. NOTWITHSTANDING YOUR DISCLOSURE HERE IN YOUR PROSPECTUS AS OPPOSED TO ITEM 15 TO YOUR REGISTRATION STATEMENT ON THIS CONCURRENT SALE OF UNREGISTERED SECURITIES, ITEM 701(d) OF REGULATION S-K REQUIRES BRIEF DISCLOSURE OF "THE FACTS RELIED UPON TO MAKE THE EXEMPTION AVAILABLE." ENSURE THAT THE INFORMATION REGARDING THE BASIS FOR YOUR CONCLUSION OF THE AVAILABILITY OF THE EXEMPTION RELIED UPON CONVEYS SPECIFIC INFORMATION THAT ADDRESSES EACH UNREGISTERED TRANSACTION IN THE THREE-YEAR PERIOD. PLEASE MAKE SUCH DISCLOSURE HERE OR AS REQUIRED IN ITEM 15 TO YOUR REGISTRATION STATEMENT.

The prospectus has been revised as requested.

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Securities and Exchange Commission
June 30, 2006
Page 10

FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

23. WE NOTE YOUR RESPONSE TO COMMENT 50 OF OUR LETTER DATED APRIL 13, 2006 AND YOUR REVISED DISCLOSURE WITH REGARDS TO YOUR REVENUE RECOGNITION POLICY AND THE ROLLING 12-MONTH ANALYSIS YOU PERFORMED TO DETERMINE VSOE FOR YOUR PCS. PROVIDE A COPY OF YOUR VSOE ANALYSIS. IF THE VSOE VARIES FROM CUSTOMER TO CUSTOMER WITHIN DIFFERENT CLASSES, THEN TELL US HOW YOU DETERMINED THAT YOU CAN REASONABLY ESTIMATE FAIR VALUE. TELL US HOW YOU CONSIDERED PARAGRAPHS 10 AND 57 OF SOP 97-2 IN YOUR ANALYSIS.

A copy of CommVault's rolling 12-month VSOE analysis is located behind Tab D in the binder of supplemental materials accompanying this filing.

In accordance with paragraphs 10 and 57 of SOP 97-2, CommVault has established VSOE for each of its customer classes based on the price charged when the same customer support element is sold separately. VSOE does not vary from customer to customer within the same class. CommVault has followed consistent pricing policies for all customers within each customer class. As a result, CommVault uses the specific customer support pricing policies applicable to each customer class to establish VSOE. CommVault updates its rolling 12-month VSOE analysis throughout the fiscal year in order to demonstrate and validate VSOE for the customer support element.

24. WE NOTE YOUR RESPONSE TO COMMENT 51 OF OUR LETTER DATED APRIL 13, 2006 AND YOUR REVISED DISCLOSURE IN NOTE 2 WITH REGARDS TO VSOE FOR OTHER PROFESSIONAL SERVICES. TELL US HOW OFTEN THE DAILY OR WEEKLY RATES HAVE CHANGED DURING THE PERIODS PRESENTED AND PROVIDE US A LIST OF THE RATE CHANGES DURING SUCH PERIODS.

CommVault has made no material changes to the daily and weekly rates during the periods presented in the prospectus. A list of the daily and weekly rate changes during each of the periods presented in the prospectus is located behind Tab E in the binder of supplemental materials accompanying this filing.

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE, PAGE F-11

25. WE NOTE YOUR RESPONSE TO COMMENT 54 OF OUR LETTER DATED APRIL 13, 2006 AND YOUR REVISED DISCLOSURE IN NOTE 2. WITH REGARDS TO THIS INFORMATION, PLEASE EXPLAIN THE FOLLOWING:

      - YOUR RESPONSE INDICATED THAT YOU DETERMINED THE SHARES OF SERIES A, B, C, D AND E PREFERRED STOCK AND SHARES OF SERIES AA, BB AND CC PREFERRED STOCK
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Securities and Exchange Commission
June 30, 2006
Page 11

            ARE PARTICIPATING SECURITIES DUE TO THEIR PARTICIPATION RIGHTS RELATED TO CASH DIVIDENDS DECLARED TO THE COMMON STOCKHOLDERS. PLEASE EXPLAIN THESE RIGHTS AND REVISE YOUR DISCLOSURES IN NOTES 7 AND 8 TO INCLUDE A DISCUSSION OF SUCH RIGHTS FOR EACH ISSUANCE PURSUANT TO SFAS 129.

The prospectus has been revised to provide the requested disclosure.

The holders of CommVault's Series AA, BB and CC convertible preferred stock are entitled to receive a proportionate share of cash dividends declared on CommVault's common stock, calculated on an as if-converted basis. In addition, the holders of CommVault's Series A through E cumulative redeemable convertible preferred stock are entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other non-redeemable equity securities and rights entitling the holder to receive additional shares of CommVault's common stock) on CommVault's common stock, at a per share rate of $1.788 per annum, or, if greater, an amount equal to that paid on any other outstanding shares of CommVault. Such dividends accrue and are cumulative.

In the event CommVault declares any other dividend or distribution payable in securities of other persons, evidences of indebtedness issued by CommVault or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidence of indebtedness, holders of CommVault's Series AA, BB and CC convertible preferred stock and Series A through E cumulative redeemable convertible preferred stock are entitled to receive a proportionate share of any such dividend or distribution on an as if-converted basis. See the chart set forth in the response to the final bullet of this Comment 25 for a full reconciliation of CommVault's basic earnings per share calculation.

      - PLEASE EXPLAIN WHY YOUR CALCULATIONS OF DILUTED EARNINGS PER SHARE ON THE IF-CONVERTED METHOD FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 DOES NOT INCLUDE THE DILUTIVE AFFECTS OF THE CONVERTIBLE PREFERRED STOCK ON AN IF-CONVERTED BASIS. SEE ISSUE 6 TO EITF 03-6.

The prospectus has been revised to present diluted earnings per share under the if-converted method, subject to the anti-dilution provisions of SFAS 128. To reflect the maximum potential dilution, each series of issues of potential common shares were considered in sequence from the most dilutive to the least dilutive. As a result, in the nine months ended December 31, 2005 and the year ended March 31, 2006, diluted net income (loss) attributable to common stockholders per share presented under the if-converted method includes the dilutive impact of CommVault's Series AA, BB and CC convertible preferred stock. However, in the nine months ended December 31, 2005 and the year ended March 31, 2006, diluted net income (loss) attributable to common stockholders per share presented under the if-converted method excludes the dilutive impact of CommVault's Series A through E cumulative redeemable convertible preferred stock because the conversion of such preferred stock in anti-dilutive to the diluted earnings per share calculation.

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Securities and Exchange Commission
June 30, 2006
Page 12

      - YOUR CALCULATIONS OF BASIC EARNINGS PER SHARE DO NOT APPEAR TO FIRST REDUCE INCOME FROM CONTINUING OPERATIONS BY THE AMOUNT OF DIVIDENDS DECLARED OR THE CONTRACTUAL AMOUNT OF DIVIDENDS DUE ON THE PREFERRED STOCK. PLEASE EXPLAIN.

CommVault did not declare any dividends in the fiscal years ended March 31, 2004, 2005 and 2006. CommVault's calculation of basic earnings per share in the fiscal years ended March 31, 2004, 2005 and 2006 does reduce net income by the annual contractual amount of dividends of $1.788 per share due on the Series A through E cumulative redeemable convertible preferred stock. See the chart set forth in the response to the final bullet of this Comment 25 for a full reconciliation of CommVault's earnings per share calculation.

      - ALSO, TELL US WHY YOUR CALCULATIONS OF BASIC EARNINGS PER SHARE UNDER THE TWO-STEP METHOD ALLOCATED A PORTION OF THE UNDISTRIBUTED NET INCOME TO SERIES AA, BB AND CC PREFERRED STOCK AND NOT TO THE SERIES A, B, C, D AND E PREFERRED STOCK. PLEASE PROVIDE THE SUPPORT TO YOUR CALCULATIONS OF THE UNDISTRIBUTED EARNINGS.

The response to the first bullet point in this Comment 25 describes the participating rights related to cash dividends of the Series A through E preferred stock and Series AA, BB and CC preferred stock. Net income in the basic earnings per share calculation is reduced by the contractual amount of dividends ($1.788 per share) due on CommVault's Series A through E preferred stock. Net income attributable to common stockholders is not allocated to the Series A through E preferred stock because such stockholders only participate in cash dividends in excess of their annual contractual dividend amount of $1.788 per share, and CommVault does not have the ability to distribute amounts in excess of $1.788 per share in the year ended March 31, 2006.

The information required to compute basic net income (loss) attributable to common stockholders per share is as follows (in thousands):

                                                                   YEAR ENDED MARCH 31,
                                                            2004           2005           2006
                                                          --------       --------       --------
RECONCILIATION OF NET INCOME (LOSS) TO UNDISTRIBUTED
NET INCOME (LOSS) ALLOCABLE TO COMMON STOCKHOLDERS
FOR THE BASIC COMPUTATION:
   Net income (loss)                                      $(11,698)      $    483       $ 10,756
   Accretion of preferred stock dividends (1)               (5,676)        (5,661)        (5,661)
                                                          --------       --------       --------
   Net income (loss) attributable to common
     stockholders                                          (17,374)        (5,178)         5,095
   Undistributed net income allocated to Series
     AA, BB and CC convertible preferred stock,
     if converted (2)                                           --             --         (1,730)
                                                          --------       --------       --------
   Undistributed net income (loss) allocable to
     common stockholders                                  $(17,374)      $ (5,178)      $  3,365
                                                          ========       ========       ========
BASIC NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
STOCKHOLDERS PER SHARE:
   Basic weighted average shares outstanding                37,201         37,424         37,678
                                                          ========       ========       ========
   Basic net income (loss) attributable to common
     stockholders per share                               $  (0.47)      $  (0.14)      $   0.09
                                                          ========       ========       ========

Mayer, Brown, Rowe & Maw LLP

Securities and Exchange Commission
June 30, 2006
Page 13

      (1) Net income is reduced by the contractual amount of dividends ($1.788 per share) due on CommVault's Series A through E cumulative redeemable convertible preferred stock.

      (2) In the year ended March 31, 2006, net income attributable to common stockholders is reduced by the participation rights of the Series AA, BB and CC convertible preferred stock related to cash dividends declared by CommVault. Net income attributable to common stockholders is not allocated to the Series A through E cumulative redeemable convertible preferred stock because such stockholders only participate in cash dividends in excess of their annual contractual dividend amount of $1.788 per share, and CommVault does not have the ability to distribute amounts in excess of $1.788 per share in the year ended March 31, 2006. As a result, the detailed calculation of CommVault's undistributed net income allocated to Series AA, BB and CC convertible preferred stock is as follows (in thousands except percentages):

                                                   Weighted Average Shares Outstanding
                                          ------------------------------------------------------
                                                                                                      Undistributed
                Security                       Number of Shares         Percentage of Total           Earnings (3)
----------------------------------------  ------------------------------------------------------  ----------------------
    Common Stock                                      37,678                66.0%                          $ 3,365
    Series AA Preferred Stock                          4,484                 7.9%                          $   400
    Series BB Preferred Stock                          2,758                 4.8%                          $   246
    Series CC Preferred Stock                         12,132                21.3%                          $ 1,084
                                          ------------------------------------------------------  ----------------------
                                                      19,374                34.0%                          $ 1,730
                                          ---------------------------
                                                      57,052
                                          ===========================

      (3) Undistributed earning is calculated as net income attributable to common stockholders multiplied by the percentage of weighted average shares outstanding.


26. WE NOTE YOUR RESPONSE TO COMMENT 55 OF OUR LETTER DATED APRIL 13, 2006 WHERE YOU INDICATE THAT YOU DID NOT CALCULATE THE FAIR VALUE OF YOUR COMMON STOCK AS OF DECEMBER 31, 2005. WHAT VALUE DID YOU USE AT DECEMBER 31, 2005 AND HOW WAS SUCH VALUE DETERMINED? TELL US HOW YOU DETERMINED THAT IT WAS APPROPRIATE TO EXCLUDE THE 2,030,000 SHARES SUBJECT TO STOCK OPTIONS AND 4,615,000 SHARES SUBJECT TO WARRANTS FROM YOUR COMPUTATION OF DILUTED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE AT DECEMBER 31, 2005.

The prospectus does not include financial statements for the nine months ended December 31, 2005 because CommVault has updated the prospectus to reflect the audited financial statements for fiscal 2006.

Mayer, Brown, Rowe & Maw LLP

Securities and Exchange Commission
June 30, 2006
Page 14

In connection with the preparation of the fiscal 2006 annual financial statements, CommVault performed a retrospective determination of fair value of its common stock underlying stock option grants since January 1, 2005 based upon valuations performed by an unrelated valuation specialist. Based on this analysis, CommVault determined that fair value of its common stock was $5.17 per share on November 3, 2005 and CommVault used this per share value through December 31, 2005 for the purposes of calculating diluted net income attributable to common stockholders. CommVault has revised its earnings per share calculation to reflect the retrospective determination of the fair value of its common stock as described in CommVault's response to the second bullet in Comment 11. As a result, no shares subject to stock options should have been excluded from the earnings per share calculation at December 31, 2005. CommVault has excluded 3,000,000 shares subject to warrants for the nine months ended December 31, 2005 because the exercise price of such warrants ($6.27 per share) exceeded the average fair value of CommVault's common stock of $4.96 for the quarter ending December 31, 2005. In addition, no shares subject to stock options have been excluded from the earnings per share calculation at March 31, 2006.

NOTE 7. CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK: SERIES A THROUGH E, PAGE F-18

27. WE NOTE YOUR RESPONSE TO COMMENT 56 OF OUR LETTER DATED APRIL 13, 2006 WHERE YOU INDICATE THAT YOU BELIEVES THE KEY DETERMINANT IN EVALUATING THE NATURE OF THE HOST INSTRUMENT IS THE ABSENCE OF A MANDATORY REDEMPTION FEATURE. WHILE WE NOTE THAT THESE PREFERRED SECURITIES DO NOT HAVE A MANDATORY REDEMPTION FEATURE, WE ALSO NOTE THAT YOU HAVE CLASSIFIED THE SERIES A THROUGH E PREFERRED STOCK ISSUANCES IN THE MEZZANINE SECTION OF THE BALANCE SHEET PURSUANT TO ASR 268 AND EITF D-98. CLASSIFICATION OUTSIDE OF EQUITY INDICATES THAT THESE SECURITIES HAVE A REDEMPTION FEATURE THAT IS OUTSIDE THE CONTROL OF THE COMPANY AND ALSO MAY BE AN INDICATOR THAT THESE SECURITIES ARE MORE AKIN TO DEBT AS THEY HAVE A MATURITY FEATURE, THAT WHILE IT MAY NOT BE MANDATORY, IT IS NOT WITHIN YOUR CONTROL. PLEASE RECONCILE YOUR ANALYSIS OF ASR 268 AND EITF D-98 AND YOUR DECISION TO CLASSIFY THESE SECURITIES OUTSIDE OF PERMANENT EQUITY TO YOUR ANALYSIS OF PARAGRAPH 61(l) OF SFAS 133 WHERE YOU CONCLUDED THE PREFERRED STOCK ISSUANCES WERE MORE AKIN TO EQUITY.

ASR 268 applies to all equity securities that are redeemable: (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer. ASR 268 requires redeemable preferred stock to be presented as a separate item outside of stockholders' equity. EITF Topic D-98 further clarifies the applications of ASR 268 and requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Since the redemption of the Series A through E cumulative redeemable convertible preferred stock is not solely within the control of the holders or the issuer without regard to probability (the Series A through E preferred stock is redeemable upon a qualified initial public offering or upon approval of the Series AA and CC preferred stockholders, see bullets below), CommVault has
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Securities and Exchange Commission
June 30, 2006
Page 15

classified such Series A through E preferred stock in the mezzanine equity section of the balance sheet.

CommVault reviewed the guidance in paragraph 61(1) of SFAS 133 to determine if such Series A through E preferred stock was more akin to equity (resulting in mezzanine classification) or more akin to debt (resulting in liability classification). Per paragraph 61(l) of SFAS 133, a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument. CommVault believes these examples in SFAS 133 provide two ends of a continuum in which neither properly describes CommVault's Series A through E preferred stock. CommVault considered this guidance and believes its Series A through E preferred stock is more akin to equity due to the following features:

      - The Series A through E preferred stock does not have a mandatory redemption feature. Prior to a qualified initial public offering, any election by the holders of such preferred stock to convert shares into common stock and receive a cash payment of $14.85 per share plus the aggregate amount of unpaid dividends requires the approval of a majority of the Series AA and CC preferred stock, each voting as a separate class. The Series A through E preferred stockholders own approximately 15% of the Series AA and CC preferred stock and accordingly cannot force the approval of redemption of the Series A through E preferred stock.

      - The Series A through E preferred stock do not contain a stated maturity date. The Series A through E preferred stock is contingently redeemable subject to the factors discussed above.

      - Holders of shares of Series A through E preferred stock are entitled to participate in dividends with common stockholders if a cash dividend in excess of $1.788 per share of common stock is declared.

28. ALSO, YOU INDICATE THAT YOU ANALYZED THE CONVERSION FEATURE PURSUANT TO PARAGRAPHS 12 THROUGH 32 OF EITF AND CONCLUDED THAT EQUITY CLASSIFICATION WAS APPROPRIATE. PLEASE PROVIDE THE DETAILS TO YOUR ANALYSIS TO SUPPORT YOUR CONCLUSIONS.

Since CommVault has determined that the Series A through E preferred stock is an equity host, the embedded equity conversion feature does not require analysis under paragraphs 12-32 of EITF 00-19. However, if additional analysis under EITF 00-19 were required, CommVault would conclude that the embedded derivative should be classified as equity based on the following: 1) CommVault can issue unregistered shares upon conversion of the preferred stock; 2) CommVault has sufficient authorized and unissued shares available to allow for the conversion of the preferred stock; 3) the conversion rights contain an explicit limit on the number of shares to be delivered (conversion to common stock on a 4-to-1 basis); 4) cash payments to the holders of such preferred stock is not required in the event CommVault fails to make a timely filing with the SEC; 5) the conversion rights do not contain "top-off" or "make-whole" provisions; 6) there are no net cash settlement provisions upon conversion; 7) the
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Securities and Exchange Commission
June 30, 2006
Page 16

conversion rights of the preferred stockholders do not rank higher than those of the common stockholders in the event of CommVault's bankruptcy; and 8) there are no requirements to post collateral at any point or for any reason.

NOTE 8. STOCKHOLDERS' DEFICIT, PAGE F-18

29. WE NOTE YOUR RESPONSE TO COMMENT 59 OF OUR LETTER DATED APRIL 13, 2006 WHERE YOU PROVIDE THE FAIR VALUE OF YOUR COMMON STOCK AT EACH MONTH IN WHICH YOU ISSUED SHARES OF SERIES AA, BB AND CC PREFERRED STOCK. TELL US HOW YOU DETERMINED SUCH VALUE FOR EACH ISSUANCE MONTH. SPECIFICALLY EXPLAIN THE SIGNIFICANT FACTORS, ASSUMPTIONS AND METHODOLOGIES USED IN DETERMINING THE FAIR VALUE. EXPLAIN THE SIGNIFICANT EVENTS THAT WOULD ACCOUNT FOR THE DECREASE IN THE FAIR VALUE FROM NOVEMBER 2000 TO FEBRUARY 2002 AND THE FURTHER DECREASE IN SEPTEMBER 2003.

CommVault determined the fair value of its common stock in April 2000 and November 2000 based on a contemporaneous valuation performed by an unrelated third-party valuation specialist. The valuation specialist utilized a combination of a guideline public company approach and discounted cash flow approach (eight year model with terminal value) to estimate the fair value of CommVault's common stock in April 2000 and November 2000.

CommVault believes that the fair value of its common stock in February 2002 was equal to or less than $3.00 per share. CommVault estimated the fair value of its common stock in February 2002 based on the $3.13 per share price of the initial Series CC Preferred Stock that was primarily led by a new third-party investor group. CommVault believes that the price for the Series CC preferred stock should be higher than the fair value of the underlying common stock based on the Series CC preferred stockholders' blocking rights if an initial public offering does not provide a 2x return on their initial investment and the Series CC preferred stockholders' liquidation preferences over the common stockholders in the event of any liquidation or winding up of CommVault. In addition, the fair value was further supported by a valuation performed by an unrelated third-party valuation specialist in April 2001 which yielded a per share value of $2.90. The valuation specialist utilized a combination of a guideline public company approach and discounted cash flow approach (eight year model with terminal value) to estimate the fair value of CommVault's common stock in April 2001. The decrease in the fair value from November 2000 to February 2002 was primarily associated with deteriorating marketing conditions in the storage and management software industry, as well as the overall decrease in the Nasdaq composite of approximately 33% during this time period.

CommVault believes that the fair value of its common stock in September 2003 was equal to or less than $2.25 per share. CommVault was required to raise additional funding in September 2003 through the issuance of a second round of Series CC preferred stock. The second round of Series CC preferred stock was priced consistently with the first round of Series CC preferred stock. CommVault believes that the price for the Series CC preferred stock should be higher than the fair value of the underlying common stock based on the Series CC preferred stockholders' blocking rights if an initial public offering does not provide a 2x return on their
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Mayer, Brown, Rowe & Maw LLP

Securities and Exchange Commission
June 30, 2006
Page 17

initial investment and the Series CC preferred stockholders' liquidation preferences over the common stockholders in the event of any liquidation or winding up of CommVault. In September 2003, CommVault estimated the fair value of its common stock based on its analysis of comparable group of publicly traded companies in its market sector. CommVault used the valuation methodology contained in the memorandum included in the materials located behind Tab E to the supplemental materials that accompanied the May 3, 2006 filing. CommVault transitioned to this internal valuation methodology during fiscal 2004 because it believed that its internal valuation model, which is built upon revenue and earnings multiples of a comparable group of public companies, served as a reasonable basis for establishing the fair value of its common stock. The decrease in the fair value of CommVault's common stock from February 2002 to September 2003 was primarily due to continued losses incurred by CommVault, the inability to generate operating cash flows, the continuing challenge of being able to accurately forecast revenue, and the continued difficulty of competing as a smaller private company in a market that has historically been dominated by larger public companies.

      Should you have any questions regarding the foregoing or the amended Registration Statement, please contact Philip Niehoff at (312) 701-7843 or Wendy Gallegos at (312) 701-8057.

                                             Very truly yours,
                                             /s/ Wendy Gallegos
                                             ------------------
                                             Wendy Gallegos


cc:   Daniel Lee, Securities and Exchange Commission
      Warren Mondschein, CommVault Systems, Inc.